Exhibit 21.1

TruBridge, Inc.
Subsidiary List

Subsidiary Name	State of Organization
TruBridge, Inc.	Delaware
Healthland Holding Inc.	Delaware
Healthland Inc.	Minnesota
iNetXperts, Corp. d/b/a Get Real Health	Maryland
Healthcare Resource Group, Inc.	Washington
Viewgol, LLC	Delaware
TruBridge Healthcare Private Limited	India